EXHIBIT 99.1

eFuture Announces Completion of Merger

BEIJING, Jan. 12, 2017 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (“eFuture” or the “Company”) (NASDAQ:EFUT), a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries, today announced completion of the merger contemplated by the previously announced agreement and plan of merger (the “Merger Agreement”), dated September 23, 2016 by and among Shiji (Hong Kong) Limited (“Parent”), eFuture CI Limited (“Merger Sub”) and the Company. As a result of the merger, the Company ceased to be a publicly traded company on the NASDAQ Capital Market (“NASDAQ”) and became a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on December 20, 2016, each outstanding ordinary share of the Company (“Share”) has been cancelled in exchange for the right to receive US$6.42 per Share in cash, without interest, except for the Shares: (a) beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent, Merger Sub or their Affiliates (as defined in the Merger Agreement), (b) held by the Company or any of its subsidiaries, and (c) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 238 of the Cayman Islands Companies Law.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates.

The Company also announced today that it requested that trading of its Shares on NASDAQ be suspended beginning at the close of business on January 11, 2017, U.S. Eastern Time. The Company requested that NASDAQ file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s Shares on the NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. The Company’s obligation to furnish to or file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (NASDAQ:EFUT) is a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, of which about 45% were ranked among the top 100 chain retailers during 2015. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date hereof, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:
Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 50916128
ir@e-future.com.cn